Mail Stop 3561					June 28, 2005




Isaac Kier, President
MPLC, Inc.
1775 Broadway, Suite 604
NY, NY  10019

Re:  	MPLC, Inc.
        	Registration Statements on Form 10-SB
        	File No. 0-51353
        	Filed June 10, 2005

Dear Mr. Kier:

	    This is to advise you that we have reviewed only that portion of the above registration statement that relates to the disclosure type indicated in this letter and we have the following comments.

Part I

Item 5.  Directors, Executive Officers, Promoters, and Control
Persons, page 11

1. Please disclose under the appropriate caption any prior blank check experience instead of recent blank check experience involving officers and directors. Describe in column format the name of each blank check company referenced already under "RECENT BLANK CHECK COMPANIES" on page 12 of the registration statement. Include the date of registration, the file number with the Commission, and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.








No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the
Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact Goldie B. Walker at (202) 551-3234 or me at
(202)
551-3790 in regard to any questions pertaining to this letter.

					Sincerely,



					Michael E. Karney
					Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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Isaac Kier, President
MPLC, Inc.
June 28, 2005
Page 3